Jones Lang LaSalle®

Real value in a changing world



Investor Presentation

November 2009



Forward looking statements

Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans and objectives and dividend payments may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2008 and in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and in other reports filed with the Securities and Exchange Commission. There can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

Jones Lang LaSalle

Value proposition

- A global firm with Corporate Outsourcing as a growth opportunity in the current environment
- LaSalle Investment Management a value differentiator as a premium global real estate investment management business
- Demonstrated ability to adapt and deliver innovative products and services: Energy and Sustainability, Value Recovery Services, etc.
- Fortified balance sheet for differentiated financial strength from competitors

G1 

Local and Regional Service Operations

Execution

G2 

Global Corporate Solutions

Counter Cyclical

G3 

Global Capital Markets

Global Diversity

G4 

LaSalle Investment Management

Annuity

G5 

World Standard Business Operations

Operating Leverage

Jones Lang LaSalle

Leading real estate services and investment management firm

- Provides comprehensive integrated real estate services and investment management expertise
- Approximately 36,200 employees, including 22,100 whose costs are reimbursed by our clients
- 750 locations in 60 countries
- Global brand diversified by geography and service offering

Diversified Revenue by Service Line
Total 2008 = $2.7 billion


Money Management 13%
Capital Markets 11%
Investor Services 37%
Occupier Services 39%
Facility Mgmt. 7%
Project and Development Services 19%
Tenant Representation 13%
Agency Leasing 14%
Property Management 9%
Valuations & Consulting 14%

Revenue by Geography		
	2008 [(1)]	2007
Americas	35%	29%
EMEA	32%	34%
Asia Pacific	20%	23%
LaSalle Investment Mgmt.	13%	14%
Consolidated	100%	100%

(1) Includes Staubach revenue commencing July 11, 2008

Local and Regional Services

Occupier position strengthened in shifting market



Rental growth slowing
Rents falling
Rental growth accelerating
Rents bottoming out
Atlanta, Detroit, Edinburgh, Seoul, Toronto
Chicago, Frankfurt, Philadelphia, Rome
Boston, Denver, Los Angeles, New York
Amsterdam, Berlin, Dallas, Madrid, Milan, San Francisco
Stockholm, Washington DC
Brussels, Dublin, Singapore
Beijing, Paris
Shanghai
Moscow, Tokyo
Hong Kong, Mumbai
London, Sydney
Sao Paulo

Asia-Pacific
EMEA
Americas



Atlanta, Beijing, Chicago, Los Angeles Madrid, Paris, Sao Paulo
Amsterdam, Boston, Denver, San Francisco, Singapore
Dublin, Hong Kong
Brussels, London, New York, Shanghai, Washington DC
Stockholm
Moscow, Toronto
Sydney
Frankfurt, Rome
Detroit, Tokyo
Edinburgh, Milan Mumbai
Berlin, Mexico City
Seoul
Rental growth slowing
Rents falling
Rental growth accelerating
Rents bottoming out
Dallas, Philadelphia
Q3 2008

Source: Jones Lang LaSalle; LaSalle Investment Management
As of Q3 2009

Jones Lang LaSalle

Leasing Revenue Growth with Increased Market Share

FY 2008 and Q3 2009 Leasing revenue

($ in millions; "LC"=Local Currency)



FY 2008
8% in LC
6% in LC
52%
18%
$348.3(1)
$229.3
$194.5
2006
2007
2008
Americas
39%
9%
$162.8
$226.9
$246.7
2006
2007
2008
EMEA
45%
5%
$87.3
$126.2
$132.7
2006
2007
2008
Asia Pacific



25% in LC
31%
25%
$727.8(1)
$582.4
$444.6
2006
2007
2008
Consolidated



Q3 2009
37% in LC
19% in LC
23%
$97.5
$120.2
2008
2009
Americas
(43%)
$63.0
$36.0
2008
2009
EMEA
(21%)
$32.6
$25.7
2008
2009
Asia Pacific



4% in LC
(6%)
$193.1
$181.9
2008
2009
Consolidated

(1) Includes Staubach

Jones Lang LaSalle

Global Corporate Solutions

A global leader in real estate outsourcing services



Strategic Consulting
Transaction Management
Lease Administration
Integrated Facility Management
Energy & Sustainability Services
Corporate Finance / CMG
Project Management
Client Relationship Management

Strong contribution to growth and profitability:

- Ongoing success with corporate relationships
  - 35 new contractual relationships YTD 2009
  - 24 expanded relationships with existing clients YTD 2009
  - Additional 150 million square feet of facilities management
    - 30% increase from December 2008
- Leveraging the investment in our global platform
  - Leverage US-based outsourcing to drive global market share gain
  - Growing middle market opportunities
  - Contributing to 7% YTD 2009 Management Services revenue growth over 2008
  - Key wins expand sector opportunities

Long Standing Clients	2008 Key Win	2009 Key Wins	RFP Pipeline
Eli Lilly GSK Schering-Plough	Pfizer	Amgen Astra Zeneca Merck	Further sector opportunities with new and existing clients

Jones Lang LaSalle

Global Corporate Solutions

Leading position with unique expertise across services & geographies


EMEA
16%
Asia
Pacific
24%
Americas
60%

- Outsourcing historically U.S. sourced for U.S. based multinationals
- Staubach client relationships accelerating U.S. market share gain
- Highest margin contribution from Americas given scale
- EMEA and Asia Pacific RFP activity growing; U.S. outsourcing trend remains strong



Americas
Amgen
Diageo
Grupo Salinas
Merck
Microsoft
MITRE
SunTrust
T-Mobile
...and others

Global / Multi-regional
AstraZeneca
Iron Mountain
France Telecom
Philips
Pfizer
Smith Group plc
Volkswagen
...and others

Asia Pacific
Applied Materials
Ericsson
Intel
Nokia
...and others

35 New YTD 2009 Wins

Note: Pie chart represents geographical allocation of 2008 Occupier Services Revenue (Facilities Mgmt., Proj. & Development Services and Tenant Rep.)

Jones Lang LaSalle

Integrated Sustainability Services and Best Practices
Energy conservation and cost savings a growing priority

Making an impact

- Over 500 LEED Accredited Professionals
- Managed 73 LEED projects, totaling over 35 million square feet
  - LEED consultant for 2 of first 3 properties to be LEED EB Platinum certified; Beacon Capital and McDonald's Corporation
- Documented $95 million in energy savings for clients including:

xerox · Sun microsystems · Coca-Cola · Bank of America · MOTOROLA

- Reduced 438,000 tons of greenhouse gas emissions
  - Equivalent to the emissions of nearly 50 million gallons of gasoline consumption
- Provided 20,000 facilities with specialized energy services
- Leading development of global sustainability guidelines for Global Reporting Initiative



5
Partner Companies
60+
Energy-efficiency ideas vetted
8
Final Projects Recommended
8 mos.
Iterative design process
$4.4m
Annual Energy Savings
38%
Energy Reduction

"I chose Ray Quartararo and Jones Lang LaSalle because of our successful history together taking on and figuring out difficult projects and the company's deep sustainability expertise and track record."

--Anthony E. Malkin
Building Owner
Empire State Building Company

Capital Markets and Hotels Revenue

Year on year comparisons reflect revenue declines slowing or reversing

($ in millions, % in Local Currency terms)



Q3
Q2
(62%)
8.1
21.3
(66%)
5.6
16.5
2009
2008
2009
2008
Americas



Q3
Q2
(27%)
30.2
45.9
(55%)
22.7
50.8
2009
2008
2009
2008
EMEA



Q3
Q2
3%
14.9
14.3
(25%)
9.5
14.9
2009
2008
2009
2008
Asia Pacific



Q3
Q2
(31%)
53.2
81.5
(47%)
38.0
81.5
2009
2008
2009
2008
Consolidated

Jones Lang LaSalle®

Capital Markets - Value Recovery Services

Advising clients navigating a difficult economic climate

Providing advice to a major bank for an extensive property portfolio in the U.K. and continental Europe

Appointed by administrator to sell a U.K. shopping center totaling 1 million square feet of retail and leisure space

Advising on strategy and subsequent disposition of $1.3 billion loan portfolio in the U.S.

Value Recovery Services

- Financial Institutions
- Owners/Investors
- Government
- Special Servicers
- Hotel Owners

Won 17 Asia Pacific mandates, incl. an exclusive mandate in Singapore to refinance/privatize a prime property fund

Closed on $57 million of note sales for Morgan Stanley in New York

Advising financial institution on portfolio of property assets in Thailand

Providing receivership, management and leasing services for 20 assignments across the U.S.

Selling $250 million portfolio of U.S. asset backed B notes for European financial institution

LaSalle Investment Management

Premier global investment manager – safe hands in a stressed sector

OVERVIEW

- Over 25 years real estate investment experience in Europe and North America, and investing in Asia Pacific for 10 years
- Over 300 institutional investors worldwide – investor base over 90% institutional
- Operating in major markets across North America, Europe and Asia Pacific
- More than 700 people based in 24 offices in 16 countries around the world

CURRENT PRIORITIES

- Stay close to our clients – constant communication and no surprises
- Reinforce asset management teams – bolstering performance is job #1
- Execute targeted fund raising programs
- Respond aggressively to weakness in competitor performance
- Estimated buying power of $8-$10 billion available when market stabilizes [1]

2008 Global PERE Awards

Global Firm of the Year

EUROMONEY Real Estate Awards 2009

[1] Estimated buying power as of September 30, 2009 and includes leverage

Jones Lang LaSalle

LaSalle Investment Management

Profitable Advisory Fees support business through challenging market



($ millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
Incentive and Transaction Fees
Equity Earnings
Advisory Fees
Operating Income
$150.4
$202.7
$384.3 (1)
$370.8
$351.8
$101.4
$31.8
$127.9
$50.2
$178.1
$124.4
$245.1
$112.0
$277.9
$81.9
2004
2005
2006
2007
2008
AUM = $24.1 B
AUM = $29.8 B
AUM = $40.6 B
AUM = $49.7 B
AUM = $46.2 B

	Q3 2009	Q3 2008
Advisory Fees [2]	$61.2 million	$71.0 million
AUM	$37.6 billion	$52.7 billion
Annualized Annuity Fees as % of AUM	0.65%	0.54%

Advisory fees NOI, contractual or equity-based; typically more stable than Assets Under Management which are impacted at least quarterly by market fluctuations

Note: AUM data reported on a one quarter lag

[1] Includes $112.5m incentive fee from a single client

[2] Q3 YTD Advisory Fees = $180 million

2009 Year to Date Update

Seasonal Quarterly Revenue growth

($ in millions)


17%
3%
$494.2
$576.1
$595.3
Q1
Q2
Q3

Consolidated (1)


25%
(4)%
$199.6
$248.6
$238.8
Q1
Q2
Q3

Americas


18%
8%
$120.8
$142.9
$154.2
Q1
Q2
Q3

EMEA


14%
14%
$104.8
$119.3
$136.4
Q1
Q2
Q3

Asia Pacific


(4)%
3%
$66.2
$63.7
$65.9
Q1
Q2
Q3

LIM (1)

(1) Excludes Equity Losses

Jones Lang LaSalle

Aggressive Actions Improve Balance Sheet Position

Reduced spending and strong cash generation drive net debt repayment

	2009	2008	
	Jan - Sept	Jan - Sept	Oct - Dec
($ in millions)			
Net Cash from/(used in) Operations	**$44**	**($113)**	**$146**
Primary Uses of Cash			
Capital Expenses [1]	(31)	(72)	(32)
Acquisitions & Deferred Payment Obligations	(15)	(283)	(66)
Co-Investment	(26)	(37)	(5)
Dividends	(4)	(17)	(9)
Net Cash Outflows	**(76)**	**(409)**	**(112)**
Net Share Issuance & Other Financing	192	4	19
Net Debt Repayment/(Borrowing)	**$160**	**($518)**	**$53**

Investment Grade Rated
Moody's:
Baa2 (Stable Outlook)
S&P:
BBB- (Stable Outlook)

Key Covenant Ratios as of September 30, 2009	
Leverage Ratio	**2.19x**
Maximum	*3.75x*
Interest Coverage Ratio	**3.28x**
Minimum	*2.00x*

[1] 2009 YTD Q3 capital expenditures net of tenant improvement allowances received were $25 million

Jones Lang LaSalle

Strengthened Capital Structure to Position for Opportunity

Amended credit facilities; follow-on common stock issuance [1]

Strength

- Differentiated financial strength among private and public global real estate service providers
  - Investment grade rated; Moody's Baa2 (Stable Outlook), S&P BBB- (Stable Outlook)
  - Demonstrates strong balance sheet to Corporate and LIM clients seeking long-term partner
- Positioned for absolute client focus in any economic scenario
- LaSalle Investment Management; safe pair of hands vs. competitors in stressed environment

Opportunity

- Capitalize on industry recovery
- Flexibility to acquire small, premium teams that will strengthen our competitive position
- Positioned to grow LaSalle Investment Management

[1] $228 million gross proceeds; net $218 million net proceeds after underwriting discount and commissions

World Standard Business Operations

Setting the Industry Standard for Real Estate Service Companies

Jones Lang LaSalle is a Leading Real Estate Services Brand:

- Dominant Global Platform
  - Approximately 180 offices in over 60 countries worldwide
  - Research-driven global investment management business
  - Client demands for global expertise satisfied by few providers

- Positioned for Short and Long Term Success
  - Premier and expanding position in the corporate outsourcing space
  - Expand share in local markets
  - Leading global investment management business

- Solid Financial Strength and Position
  - Diversified revenues by region and by service line
  - Solid balance sheet with investment-grade ratings
  - Strong global platform positioned for opportunity & market recovery

Euromoney Real Estate Awards 2009

2009 World's Most Ethical Companies
WWW.ETHISPHERE.COM

2008 Forbes The Platinum List

Energy Star Award 2007
Partner of the Year

Fortune 2009 World's Most Admired Companies

Hewitt Best Employers in Middle East 2009

2008 Global PERE Awards
Global Firm of the Year

Appendix

LaSalle Investment Management

Assets Under Management

Description	Q3 2009 Statistics *	Typical Fee Structure
Separate Account Management (Firm's co-investment = $21.8MM)	• $16.4 billion of assets under management *(34% decline from 2008)*	• Advisory fees • Transaction fees • Incentive fees • Equity earnings
Fund Management (Firm's co-investment = $133.8MM)	• $16.2 billion of assets under management *(14% decline from 2008)*	• Advisory fees • Incentive fees • Equity earnings
Public Securities (Firm's co-investment = $0.1MM)	• $5.0 billion of assets under management *(44% decline from 2008)*	• Advisory fees

Assets Under Management = $37.6 billion

* AUM data reported on one quarter lag

Strengthen Capital Structure to Position for Opportunity

Two-pronged approach

- Credit facilities amended for additional operating and financial flexibility
  - Maintained $865 million total unsecured borrowing capacity[(1)] and June 2012 maturity
  - Additional restructuring and non-cash charge exclusions
  - Leverage Ratio increased to 3.75x through March 2011
  - Amendments closed June 2009
- $228 million gross proceeds from follow-on common stock issuance[(2)]
  - Proceeds used to pay down outstanding debt on credit facilities
  - 6.5 million common shares issued
  - Investment grade rated
    - Moody's: Baa2 (Stable Outlook)
    - S&P: BBB- (Stable Outlook)

(1) Total borrowing capacity was $855 million as of September 30, 2009

(2) Net proceeds of $218 million after underwriting discount and commissions

JONES LANG LASALLE

Capital and Bank Actions

Simultaneous actions taken with lenders

Equity Issuance

Shares Sold	6,500,000		
		Per Share	**Total**
Public Offering Price		$ 35.00	$ 227,500,000
Underwriting Discount		$ 1.49	$ 9,668,750
Proceeds to Company		**$ 33.51**	**$ 217,831,250**

Debt Amendments

- Amendments provide additional operating and financial flexibility; closed June 2009
- Allowable EBITDA add-backs
  - $25M of additional restructuring charges
  - $100M of non-cash co-investment charges, as well as full exclusion of goodwill impairments
- Maximum Leverage Ratio increased to 3.75x through March 2011: ⇨ $\frac{\text{Debt}}{\text{Adjusted EBITDA}}$
  - 3.50x for the two quarters ending September 30, 2011
  - 3.25x thereafter
- Cash Interest Coverage Ratio amended to include depreciation add-back: ⇨ $\frac{\text{EBITDA + Rents}}{\text{Cash Interest + Rents}}$

Status of Facilities

- Maturity remains June 2012
- No reduction of borrowing capacity and facilities remain unsecured
- Post amendment pricing of 4.25%

Lower Capital Markets Revenue Reflects Challenging Market

FY 2008 Capital Markets and Hotels revenue

($ in millions; "LC"=Local Currency)


18%
$89.3
$105.2
$47.6
(55%)
2006
2007
2008
Americas
20%
43% in LC
$288.9
$347.3
$195.8
(44%)
2006
2007
2008
EMEA
63%
48% in LC
$64.5
$105.4(1)
$53.4
(49%)
2006
2007
2008
Asia Pacific


26%
46% in LC
$442.7
$557.8 (1)
$296.8
(47%)
2006
2007
2008
Consolidated

[1] Excludes Asia Pacific Hotels advisory fee

Staubach Acquisition - Transaction Overview

- Jones Lang LaSalle and The Staubach Company closed the transaction to merge operations on July 11, 2008
  - Staubach to receive guaranteed payments of $613 million, plus additional earn out opportunities of up to $114 million based on performance milestones
    - $223 million consideration at close
      - $123 million paid in cash, $100 million paid in Jones Lang LaSalle stock
    - $390 million of deferred payments (present value $339 million)
      - 1st payment = $78m (August 2010), 2nd payment = $156m (August 2011) , 3rd payment = $156m (August 2013) (1)
  - Approximately $8 million of intangible asset amortization remaining
    - Less than $1 million anticipated for the remainder of 2009
  - Less than $1 million of remaining P&L integration expense expected in 2009

(1) 1st and 2nd payments can be deferred an additional 12 months each based on performance